GREAT PANTHER RESOURCES LIMITED

UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED
MARCH 31, 2009 and 2008
Expressed in Canadian Dollars

(Unaudited – Prepared by Management)

MANAGEMENT’S COMMENTS ON
UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

NOTICE OF NO AUDIT OR REVIEW OF INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited interim financial statements of the Company have been prepared by and are the responsibility of the Company’s management.

The Company’s independent auditor has not performed a review of these financial statements in accordance with standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity’s auditor.

GREAT PANTHER RESOURCES LIMITED
Consolidated Balance Sheets
(Unaudited – Prepared by Management)
(Expressed in Canadian Dollars)

	March 31,	December 31,
	2009	2008

Assets

Current assets:
Cash and cash equivalents	$1,985,101	$606,244
Marketable securities	24,480	6,435
Amounts receivable (note 5)	2,803,954	2,806,432
Income taxes recoverable	215,637	431,523
Inventories (note 6)	1,098,109	945,506
Prepaid expenses, deposits and advances	488,617	495,287
	6,615,898	5,291,427

Mineral properties, plant and equipment (note 7)	15,402,023	16,087,761

	$22,017,921	$21,379,188

Liabilities and Shareholders’ Equity

Current liabilities:
Accounts payable and accrued liabilities	$3,248,944	$3,534,842
Current portion of convertible loan notes (note 9)	1,759,537	-
Current portion of capital lease obligation (note 14(e))	544,422	436,498
	5,552,903	3,971,340
Long-term liabilities:
Capital lease obligation (note 14(e))	360,491	456,788
Convertible loan notes (note 9)	3,063,095	4,651,690
Asset retirement obligations	1,168,475	1,104,877
Future income tax liability	1,471,627	1,901,614
	11,616,591	12,086,309

Shareholders’ equity:
Capital stock (note 10)	58,812,109	57,865,462
Contributed surplus (note 10(c))	9,317,870	7,724,900
Equity component of convertible note	2,569,000	2,569,000
Advances on share subscriptions (note 10(f))	-	85,000
Accumulated other comprehensive income (loss) (note 11)	(21,047)	(37,592)
Deficit	(60,276,602)	(58,913,891)
	10,401,330	9,292,879
Nature of operations and going concern (note 1)
Commitments and contingencies (note 14)

	$22,017,921	$21,379,188

See accompanying notes to unaudited interim consolidated financial statements.

Approved on behalf of the Board:

“Martin Carsky”	Director	“Kaare G. Foy”	Director

GREAT PANTHER RESOURCES LIMITED
Consolidated Statements of Operations and Comprehensive Loss
(Unaudited – Prepared by Management)
(Expressed in Canadian dollars)

Three months ended March 31, 2009 and 2008

	March 31,	March 31,
	2009	2008
Revenues:
Mineral sales	$6,274,321	$5,895,682
Cost of sales (excluding amortization and depletion)	3,699,865	4,005,201
	2,574,456	1,890,481

Expenses:
Amortization and depletion of mineral
properties, plant and equipment	863,695	992,624
Accretion on asset retirement obligation	63,598	63,362
Mineral property exploration expenditures (note 8)	176,086	1,786,392
General and administrative	1,212,767	1,635,411
Stock-based compensation	1,570,068	-
	3,886,214	4,477,789
	(1,311,758)	(2,587,308)

Other income (expenses):
Interest income	24,670	77,392
Interest expense	(323,373)	(273,025)
Foreign exchange gain (loss)	(180,667)	160,208
Gain (loss) on disposal of fixed assets	(1,570)	-
	(480,940)	(35,425)

Loss before provision for income taxes	(1,792,698)	(2,622,733)

Recovery of income taxes (note 13)	429,987	204,526

Loss for the period	(1,362,711)	(2,418,207)

Other comprehensive loss, net of tax:
Unrealized gain (loss) on marketable securities	16,545	(12,814)

Comprehensive loss for the year	$(1,346,166)	$(2,431,021)

Diluted and basic loss per share	$(0.02)	$(0.03)
Weighted average number of common
shares outstanding	85,469,799	81,100,396

See accompanying notes to the unaudited interim consolidated financial statements.

GREAT PANTHER RESOURCES LIMITED
Consolidated Statements of Deficit
(Unaudited – Prepared by Management)
(Expressed in Canadian dollars)

Three months ended March 31, 2009 and 2008

	March 31,	March 31,
	2009	2008

Deficit, beginning of year	$(58,913,891)	$(44,628,039)

Loss for the period	(1,362,711)	(2,418,207)
Deficit, end of the period	$(60,276,602)	$(47,046,246)

See accompanying notes to the unaudited interim financial statements.

GREAT PANTHER RESOURCES LIMITED
Consolidated Statements of Cash Flows
(Unaudited – Prepared by Management)
(Expressed in Canadian Dollars)

Three months ended March 31, 2009 and 2008

	March 31,	March 31,
	2009	2008

Cash flows used in operating activities:
Loss for the period	$(1,362,711)	$(2,418,207)
Items not involving cash:
Amortization and depletion of mineral
properties, plant and equipment	863,695	1,135,130
Accretion on asset retirement obligations	63,598	63,363
Stock-based compensation	1,570,068	-
Future income taxes	(429,987)	(202,458)
Foreign exchange loss on debt	31,756	759
Interest accretion on debt discount	-	4,479
Interest accretion on convertible note payable	170,942	147,131
Loss (gain) on disposal of capital assets	1,570	-
Shares received for mineral exploration expenditures	(1,500)	-
Changes in non-cash operating working capital:
Amounts receivable	2,478	906,029
Inventories	(152,603)	(682,299)
Prepaid expenses and deposits	6,670	(5,545)
Accounts payable and accrued liabilities	(285,898)	790,061
Income taxes	215,886	(67,548)
Net cash provided by (used in) operating activities	693,964	(329,105)

Cash flows used in investing activities:
Mineral properties and capital expenditures	(179,527)	(250,657)
Net cash used in investing activities	(179,527)	(250,657)

Cash flows from financing activities:
Proceeds on exercise of options	-	360,000
Repayment of capital lease obligation	(20,129)	-
Issuance of shares for cash, net of issue costs	884,549	-
Net cash from financing activities	864,420	360,000

Increase (decrease) in cash and cash equivalents	1,378,857	(219,762)

Cash and cash equivalents, beginning of year	606,244	5,357,977

Cash and cash equivalents, end of period	$1,985,101	$5,138,215

See accompanying notes to the unaudited interim consolidated financial statements.

GREAT PANTHER RESOURCES LIMITED
Consolidated Statements of Cash Flows
(Unaudited – Prepared by Management)
(Expressed in Canadian Dollars)

Three months ended March 31, 2009 and 2008

	March 31,	March 31,
	2009	2008

Supplementary cash flow information:
Income taxes received	$215,886	$-
Income taxes paid	-	231,659
Interest expense paid	152,431	121,415
Interest income received	24,035	49,949

See accompanying notes to the unaudited interim consolidated financial statements.

GREAT PANTHER RESOURCES LIMITED
NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)

Three months ended March 31, 2009 and 2008

1.	Nature of continuing operations and going concern:

Great Panther Resources Limited (“the Company”) was continued under the Business Corporations Act (Yukon) on March 22, 1996 and continued under the Business Corporations Act (British Columbia) on July 9, 2004. On October 2, 2003, the Company changed its name from Great Panther Inc. to Great Panther Resources Limited and the common shares were consolidated whereby ten common shares were exchanged for one new common share.

The Company is in the business of acquisition, development and exploration, and operation of mineral properties and mines in Mexico. Of the properties in which the Company has an interest, the Topia and Guanajuato mines were in production at the balance sheet dates. The Company’s other mineral property interests are in the exploration stage and it has not yet been determined as to whether these properties contain ore reserves that are economically viable. Costs associated with these exploration stage properties have been expensed.

These financial statements have been prepared on a going concern basis, which assumes the realization of assets and liquidation of liabilities in the normal course of business. During the three months ended March 31, 2009 and 2008, the Company recorded losses of approximately $1,363,000 and $2,418,000 respectively, and generated cash from operations of approximately $694,000 and $(329,000), respectively. As at March 31, 2009, the Company had an accumulated deficit of approximately $60,277,000 and a working capital balance of $1,063,000. While the Company’s financial position has improved over the prior year, these conditions and the continuing uncertainty in the current economic environment raise substantial doubt about the Company’s ability to continue as a going concern.

During the latter part of 2008, management undertook a plan to significantly reduce costs through a series of actions including, but not limited to, reducing exploration activities, reducing capital expenditures, obtaining more favourable smelter terms with a new customer, reducing its staff levels, and considering other financing alternatives for its operations.

The Company’s ability to continue on as a going concern is dependent on the achievement of profitable operations, the existence of economically recoverable mineral reserves and the ability to raise adequate financing from lenders, shareholders and other investors to support its business activities. Given the current economic environment, there can be no assurance that such financing will be available to the Company on acceptable terms, or at all. Failure to continue as a going concern would require the Company’s assets and liabilities to be presented on a liquidation basis, which would differ materially from the going concern basis.

2.	Basis of presentation:

(a)

These interim consolidated financial statements have been prepared in accordance with Canadian GAAP based on accounting policies and practices consistent with those used in the preparation of the most recent annual financial statements, except as described in Note 3. These statements should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2008, as they do not contain all the disclosures required for annual financial statements.

(b) Certain comparative figures have been reclassified to conform to the current period presentation.

GREAT PANTHER RESOURCES LIMITED
NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)

Three months ended March 31, 2009 and 2008

3.	Changes in accounting policies:

Effective January 1, 2009, the Company adopted the following new accounting standards issued by the Canadian Institute of Chartered Accountants (“CICA”):

(a) Goodwill and Intangible Assets:

Section 3064, Goodwill and Intangible Assets, replaces Section 3062, Goodwill and Intangible Assets. The new standard establishes guidelines for the recognition, measurement, presentation, and disclosure of goodwill and intangible assets. The standard also provides guidance for the treatment of various preproduction and start-up costs and requires that these costs be expensed as incurred. Concurrent with the adoption of this standard CICA Emerging Issues Committee Abstract 27 (“EIC-27”), Revenues and Expenditures in the Pre-operating Period, was withdrawn.

The adoption of this Section did not have a significant effect on the Company’s financial statements.

(b) Credit Risk and the Fair Value of Financial Assets and Financial Liabilities

EIC-173, Credit Risk and the Fair Value of Financial Assets and Financial Liabilities, provides guidance on how to take into account an entity’s own credit risk and the credit risk of the counter party in determining the fair value of financial assets and financial liabilities, including derivative instruments, for presentation and disclosure purposes. The application of this EIC did not have a material impact on the Company’s financial statements.

(c) Mining Exploration Costs

EIC-174, Mining Exploration Costs, provides guidance on the accounting and the impairment review of exploration costs. The application of this EIC did not have an effect on the Company’s financial statements.

4.	Recent accounting pronouncements:

International Financial Reporting Standards (“IFRS”):

In 2006, the Canadian Accounting Standards Board ("AcSB") published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period. In February 2008, the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canada's own GAAP. The transition date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of January 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended December 31, 2010 and restatement of the opening balance sheet as at January 1, 2010.

The Company is developing an IFRS conversion plan and has completed a preliminary assessment which prioritizes how each IFRS standard will impact the financial statements. The Company anticipates there will be changes in accounting policies and these changes may materially impact our financial statements but the impact cannot be reasonably estimated at this time. The Company does anticipate a significant increase in disclosure resulting from the adoption of IFRS and is continuing to assess the level of disclosure required as well as systems changes that may be necessary to gather and process the required information.

GREAT PANTHER RESOURCES LIMITED
NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)

Three months ended March 31, 2009 and 2008

5.	Amounts receivable:

	March 31,	December 31,
	2009	2008

Trade accounts receivable	$2,029,230	$1,693,512
Value added tax recoverable	929,031	1,292,264
Other	149,264	123,782
	3,107,525	3,109,558
Allowance for doubtful amounts	(303,571)	(303,126)

	$2,803,954	$2,806,432

The Company, through its Mexican subsidiaries, pays value added tax on the purchase and sale of goods and services at a rate of 15%. The net amount paid or payable is recoverable but such recovery is subject to review and assessment by local tax authorities.

6.	Inventories:

	March 31,	December 31,
	2009	2008

Finished product	$410,195	$506,383
Ore stockpile	-	7,026
Materials and supplies	687,914	672,907
	1,098,109	1,186,316

Write-down of finished product to net realizable value	-	(240,810)

	$1,098,109	$945,506

The amount of inventory recognized as an expense for the three months ended March 31, 2009 and 2008 is represented by the amount of cost of sales. The Company recognized in cost of sales, the reversal of the write-down of finished product to net realizable value in the amount of $240,810.

GREAT PANTHER RESOURCES LIMITED
NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)

Three months ended March 31, 2009 and 2008

7.	Mineral properties, plant and equipment:

The major components of the Company's mineral properties, plant and equipment are as follows:

	March 31,	December 31,
	2009	2008

Topia Mine:
Mineral properties	$2,748,224	$2,731,978
Plant and equipment	5,870,394	5,847,432
Buildings and mobile equipment	395,716	395,716
Asset retirement obligations	231,439	231,439
	9,245,773	9,206,565
Accumulated depreciation and depletion	(4,037,499)	(3,838,616)
	5,208,274	5,367,949

Guanajuato Mines:
Mineral properties	4,188,915	4,130,020
Plant and equipment	6,568,375	6,504,682
Buildings and mobile equipment	1,717,583	1,711,403
Land	2,844,889	2,844,889
Asset retirement obligations	569,057	569,057
	15,888,819	15,760,051
Accumulated depreciation and depletion	(5,968,582)	(5,333,231)
	9,920,237	10,426,820

Santo Nino	68,542	68,542

Leasehold improvements and other equipment, net of
accumulated depreciation of $237,760 (2008 -
$208,299)	204,970	224,450

	$15,402,023	$16,087,761

GREAT PANTHER RESOURCES LIMITED
NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)

Three months ended March 31, 2009 and 2008

8.	Mineral property exploration expenditures:

The continuity of expenditures on mineral properties for three months ended March 31, 2008 is as follows:

	San	Santo	Topia	Topia
	Antonio	Nino	Main Block	II to IV	Guanajuato	Virimoa	Mapimi	2009

Analysis	$-	$-	$-	$-	$4,472	$-	$-	$4,472
Drilling	-	-	-	-	-	-	-	-
Field costs	-	-	12,899	-	-	-	-	12,899
Geology	-	-	62,532	-	43,716	-	4,854	111,102
Project
administration	1,144	-	7,485	-	15,813	-	667	25,109
Mine exploration
costs	-	-	36,911	-	-	-	-	36,911

	1,144	-	119,827	-	64,001	-	5,522	190,493
Cost Recoveries	(14,407)	-	-	-	-	-	-	(14,407)
	(13,263)	-	119,827	-	64,001	-	5,522	176,086
Cumulative
expenses,
January 1, 2009	166,591	489,654	8,033,037	168,144	6,291,494	369,788	5,205,581	20,724,289

Cumulative
expenses,
March 31, 2009	$153,328	$489,654	$8,152,864	$168,144	$6,355,495	$369,788	$5,211,103	$20,900,375

9.	Convertible loan notes:

	March 31,	December 31,
	2009	2008

$2,020,000 note due March 9, 2010, interest rate of 8% per
annum payable quarterly. Discounted at an effective interest rate of 26.8%. Interest accreted on the note payable during
the period ended March 31, 2009 was $78,987 (2008 -
$65,730)	$1,759,537	$1,680,550

$4,050,000 note due July 14, 2011, interest rate of 8% per
annum payable quarterly. Discounted at an effective interest rate of 25.1%. Interest accreted on the notes payable during the period ended March 31, 2009 was $91,956 (2008 -
$81,401).	3,063,095	2,971,140

	4,822,632	4,651,690

Current portion	(1,759,537)	-

	$3,063,095	$4,651,690

GREAT PANTHER RESOURCES LIMITED
NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)

Three months ended March 31, 2009 and 2008

10.	Capital stock:

	(a)	Authorized:

Unlimited number of common shares without par value
Unlimited number of Class A preferred shares without par value, issuable in series Unlimited number of Class B preferred shares without par value, issuable in series

	(b)	The continuity of the Company’s issued share capital is as follows:

	Number of	Stated
	common shares	value
Balance, December 31, 2008	81,654,521	$57,865,462
Private placement at $0.20 per unit, net of costs (i)	5,125,000	969,549
Issue of warrants for financing services		(22,902)

Balance, March 31, 2009	86,779,521	$58,812,109

No preferred shares have been issued.

(i)

On January 23, 2009, the Company issued 5,125,000 units by private placement at a price of $0.20 per unit for gross proceeds of $1,025,000 and paid cash issuance costs of $55,451. Each unit comprises of one common share and one-half of one non-transferable share purchase warrant. The securities issued in the private placement are subject to a hold period expiring May 24, 2009. Each whole warrant entitles the holder, upon exercise, to acquire one common share of the Company at a price of $0.35 until January 22, 2010. Six officers participated by acquiring an aggregate of 565,000 units.

The Company also issued 169,050 finder's warrants, which are also exercisable at $0.35 until January 22, 2010. The fair value of the finder’s warrants of $22,902 is recorded as a cost of financing and is included in contributed surplus.

(c)	Contributed surplus:

Stated value
Balance, December 31, 2008	$7,724,900
Stock-based compensation	1,570,068
Issue of warrants for financing activities	22,902
Balance, March 31, 2009	$9,317,870

GREAT PANTHER RESOURCES LIMITED
NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)

Three months ended March 31, 2009 and 2008

10.	Capital stock (continued):

	(d)	Stock options:

The continuity of common stock options for the three months ended March 31, 2009 is as follows:

		Balance					Balance
Exercise		December 31,		Cancelled/	Cashless		March 31,
price	Expiry date	2008	Granted	expired	Exercise	Exercised	2009

0.45	February 8, 2009	490,000	-	(490,000)	-	-	-
0.52	April 5, 2009	30,000	-	-	-	-	30,000
0.45	May 25, 2009	40,000	-	-	-	-	40,000
0.45	February 27, 2010	125,000	-	-	-	-	125,000
0.45	July 26, 2010	400,000	-	-	-	-	400,000
0.90	January 5, 2011	1,181,700	-	(351,700)	-	-	830,000
1.42	December 06, 2011	1,685,000	-	(1,685,000)	-	-	-
1.42	March 11, 2012	100,000	-	(100,000)	-	-	-
1.42	June 05, 2012	250,000	-	(250,000)	-	-	-
1.42	September 10, 2012	525,000	-	(525,000)	-	-	-
1.42	April 30, 2010	350,000	-	(350,000)	-	-	-
1.42	May 14, 2013	1,220,000	-	(1,220,000)	-	-	-
1.42	July 31, 2013	125,000	-	(125,000)	-	-	-
0.45	February 08, 2014	-	5,752,700	-	-	-	5,752,700
0.45	February 29, 2012	-	160,000	-	-	-	160,000
0.52	March 25, 2011	-	310,000	-	-	-	310,000

		6,521,700	6,222,700	(5,096,700)	-	-	7,647,700

Weighted average exercise price		$1.16	0.45	(1.29)	-	-	$0.50

The weighted average remaining contractual life of the options is 4.1 years.

As at March 31, 2009, all share options are fully vested except for 120,000 options as noted in note 10(d)(iii).

(i)

The Company applies the fair value based method of accounting for employee stock options granted after January 1, 2003. During the three months ended March 31, 2009, the Company recorded compensation expense for the fair value of stock options of $1,570,068 (2008 - $nil) for stock options that were granted during the year. The weighted average fair value of options granted during the first quarter of 2009 was $0.26 (2008 - $nil). The weighted average assumptions used to determine the fair value per option were a risk-free interest rate of 1.8%, volatility of 185.6%, dividends paid of 0.0%, and an expected life of 1.7 years.

(ii)

On February 9, 2009, the Company granted incentive stock options to employees, consultants, directors and officers to purchase up to an aggregate of 5,752,700 common shares under the Company’s Incentive Share Option Plan. The options are exercisable for a period of five years from the date of grant at a price of $0.45 per share. On February 9, 2009, the Company cancelled 3,106,700 incentive stock options exercisable at $0.90 and $1.42 which had been granted in prior years to employees and consultants. On February 18, 2009, the Company cancelled 1,450,000 incentive stock options exercisable at $1.42 which had previously been granted to directors and officers.

GREAT PANTHER RESOURCES LIMITED
NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)

Three months ended March 31, 2009 and 2008

10.	Capital stock (continued):

(iii)

On March 1, 2009, the Company entered into a consulting agreement and granted incentive stock options to purchase up to an aggregate of 160,000 common shares, exercisable at a price of $0.45. These options vest as to 25% on the date of grant and 25% as to every three months thereafter, and expire three years from the date of grant.

(iv)

On March 25, 2009, the Company entered into two separate consulting agreements and granted incentive stock options to purchase up to an aggregate of 310,000 common shares at an exercise price of $0.52. These options vest immediately and expire two years from the date of grant.

(e)	Warrants:

The continuity of warrants for the three months ended March 31, 2009 is as follows:

			Balance				Balance
	Exercise		December 31,				March 31,
Series	price	Expiry date	2008	Issued	Exercised	Expired	2009

Series “L” Warrants	0.35	January 22, 2010	-	2,562,500	-	-	2,562,500
Finder’s Warrants	0.35	January 22, 2010	-	169,050	-	-	169,050

			-	2,731,550	-	-	2,731,550

(f)	Advances on share subscriptions:

As at December 31, 2008, the Company received a total of $85,000 in advances on share subscriptions which were applied to the January 23, 2009 private placement (note 10(b)(i)).

11.	Accumulated other comprehensive income:

	March 31,	December 31,
	2009	2008
Balance, beginning of period	$(37,592)	$5,945
Unrealized gain (loss) on marketable securities	16,545	(43,537)
Balance, end of period	$(21,047)	$(37,592)

GREAT PANTHER RESOURCES LIMITED
NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)

Three months ended March 31, 2009 and 2008

12.	Related party transactions:

The Company entered into the following transactions with related parties:

	March 31,	March 31,
	2009	2008

Consulting fees paid or accrued to companies
controlled by directors of the Company	$122,422	$132,626

Consulting fees paid or accrued to companies
controlled by officers of the Company	$50,682	$59,895

Cost recoveries received or accrued from a
company with a common director of the Company	$14,407	$46,686

Office and administration fees paid or accrued to
a company controlled by a director of the Company	$12,511	$9,788

As at March 31, 2009, $341,053 (2008 - $314,435) was due to companies controlled by officers and directors of the Company and was included in accounts payable. Amounts due from a company with a common director were $62,087 (2008 - $61,720) and were included in amounts receivable.

13.	Income taxes:

Recovery (provision) for income taxes:

	March 31,	March 31,
	2009	2008

Current income taxes	$-	$(164,111)
Future income taxes	429,987	368,637

	$429,987	$204,526

14.	Commitments and contingencies:

(a)

On August 16, 2007, Minera de Villa Seca, S.A. de C.V. received a notice of assessment from the Instituto Mexicano Del Seguro Social (the Mexican Social Security Institute (“IMSS”)) for approximately $322,000 of additional social security contributions due and penalties thereon. On November 9, 2007, the Company appealed this assessment and pledged a small piece of unused property at the Guanajuato mine as a guarantee. The guarantee will be removed upon successful appeal of the claim or by payment of the amount owing to the IMSS.

Unpaid IMSS amounts are required to be adjusted for the National Consumer Price Index and penalties increase over the passage of time. The value of the claim at March 31, 2009 is approximately $517,000. This has not been provided for since management believes that this assessment is without merit and will not have a material adverse impact on our financial position, results of operations or cash flows.

GREAT PANTHER RESOURCES LIMITED
NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)

Three months ended March 31, 2009 and 2008

14.	Commitments and contingencies (continued):

	(b)	The Company is committed to making severance payments amounting to approximately $1,552,000 to certain Officers and management in the event that there is a change of control of the Company.

	(c)	Commitments outstanding relating to laboratory and drilling services amount to $807,000 in 2009, $644,000 in 2010, and $641,000 in 2011.

	(d)	The Company is committed to operating lease payments of $63,000 in 2009, $16,000 in 2010, $16,000 in 2011, $16,000 in 2012, and $12,000 in 2013.

	(e)	The Company has acquired equipment through a capital lease that bears interest at a rate of 10.5% and requires payments to the lease expiry date as follows:

March 31,
2009
Years ending December 31:
2009	$412,965
2010	507,243
2011	79,720
Total minimum lease payments	999,928
Less amount representing interest	95,015
Balance of the obligation	904,913

Current portion	544,422

$360,491

Included in mineral properties, plant and equipment at March 31, 2009, are leased assets with a cost of $785,047 and accumulated depreciation of $145,514. Interest on the capital lease of $27,477 is included in interest expense.

(f)

On February 17, 2009, the Company committed to implementing an environmental program as a result of participating in a voluntary audit to ensure compliance with regulations governing the protection of the environment in Mexico. The Company expects to make expenditures of $491,000 in 2009 and $165,000 in 2010 as a result of the program.